Filed pursuant to Rule 424(b)(3)
Registration No. 333-280990

HASHDEX NASDAQ CME CRYPTO INDEX ETF

SUPPLEMENT NO. 15 DATED JANUARY 20, 2026

TO THE PROSPECTUS DATED FEBRUARY 13, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hashdex Nasdaq CME Crypto Index ETF (the “Trust”), dated February 13, 2025 (the “Prospectus”). Each of the Prospectus and this Supplement form a part of our Registration Statement on Form S-1 (Registration No. 333-280990) declared effective by the Securities and Exchange Commission (the “SEC”) on February 13, 2025 (as amended, the “Registration Statement”).

The purpose of this Supplement is to update and supplement certain information contained in the Registration Statement and Prospectus to reflect the Trust’s transition of its underlying index from the Nasdaq Crypto US Settlement Price Index™ (“NCIUSS”) to the Nasdaq CME Crypto Settlement Price Index™ (“NCIS”), effective as of January 20, 2026 (the “Transition Date”).

This change follows updates made by The Nasdaq Stock Market, LLC (the “Exchange”) on October 30, 2025, to align both indexes’ digital asset eligibility criteria with the Exchange’s generic listing standards approved by the SEC. After these updates, both indexes apply substantially identical methodologies and reflect the same constituents and weightings as of the Transition Date.

Except as otherwise set forth below, the information set forth in the Registration Statement and Prospectus remains unchanged. For clarity, additions to existing disclosure from the Prospectus are indicated with bold, underlined text and deletions are indicated with ~~strikethrough~~. All pages, paragraphs and section references used herein refer to the Registration Statement and Prospectus before any additions or deletions resulting from the revised disclosures, and capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Registration Statement and Prospectus.

The information set forth below serves as a supplement to the Prospectus. Except as described herein, the information provided in the Registration Statement and Prospectus continues to apply. To the extent this Supplement differs from or updates information in the Registration Statement or Prospectus, you should rely on the information contained in this Supplement. The Registration Statement and Prospectus contain important additional information. This Supplement should be read in conjunction with the Registration Statement and Prospectus.

HASHDEX NASDAQ CME CRYPTO INDEX ETF

Hashdex Nasdaq CME Crypto Index ETF (the “Trust”) is designed to provide investors with price exposure to certain crypto assets~~, namely,~~. Prior to January 20, 2026 (the “Transition Date”), these crypto assets were those included in the Nasdaq Crypto US Settlement Price™ Index (NCIUSS) (the “Existing Index”). Effective January 20, 2026, the pricing index will change to Nasdaq Crypto CME Settlement Price Index™ (NCIS) (the “New Index”), as detailed below. References to the “Index” as used herein refers to the Existing Index prior to the Transition Date and the New Index after the Transition Date. ~~NCIUSS is a daily closing value of the Nasdaq Crypto US™ Index (NCIUS),~~ NCIS is a daily closing value of the Nasdaq CME Crypto™ Index (NCI) which is designed to measure the performance of a material portion of the overall crypto asset market. The Trust issues shares representing units of fractional undivided beneficial interests (“Shares”) that, trade on The Nasdaq Stock Market, LLC (the “Exchange”) under the symbol “NCIQ”. Shares can be purchased and sold by investors through their broker-dealer. Under its current investment objective, the Trust is limited to holding crypto assets which satisfy the criteria set forth under “Index Constituents Criteria”. Purchasing Shares of the Trust is subject to the risks of crypto assets and crypto asset markets as well as the additional risks of investing in the Trust.

The Trust intends to issue Shares on a continuous basis and is offering an indeterminate number of Shares. ~~Prior to this offering, there has been no public market for the Shares. The Nasdaq Crypto US™ Index (NCIUS) on January 6, 2025, was $1,989.11 )~~

PROSPECTUS SUMMARY

Trust Overview

The Trust issues Shares on the Exchange. Prior to January 20, 2026 (the “Transition Date”), the ~~The~~ Trust’s investment objective ~~is~~ was for changes in the Shares’ NAV to reflect the daily changes of the price of the Nasdaq Crypto US Settlement Price Index (NCIUSS) (the “Existing Index”). Following the Transition Date, the Trust’s investment objective will be for changes in the Shares’ NAV to reflect the daily changes of the price of the Nasdaq CME Crypto Settlement Price Index (NCIS) (the “New Index”), less expenses and liabilities of the Trust. Under its current investment strategy, the Trust invests in Index Constituents. References to the “Index” as used herein refers to the Existing Index prior to the Transition Date and the New Index after the Transition Date. Under limited circumstances, the Trust will hold cash to bear its expenses. The Sponsor will employ a passive investment strategy that is intended to track the changes in the Index regardless of whether the Index goes up or down, meaning that the Sponsor will not try to “beat” the Index. It also means that the Trust will not utilize leverage. In order to track the Index as closely as possible, the Trust will aim to invest in the Index Constituents in the same proportions as the Index. Because the Trust’s investment objective is to track the price of the Index, the price of the Shares may vary from changes in the spot price of the Index Constituents. The Trust, the Sponsor, the Administrator and the service providers, including the Custodians, will not loan or pledge the Trust’s assets, nor will the Trust’s assets serve as collateral for any loan or similar arrangement. The Administrator calculates an approximate net asset value every 15 seconds throughout each day that the Trust’s Shares are traded on the Exchange. The Trust will not utilize leverage, derivatives, or any similar arrangements in seeking to meet its investment objective.

THE OFFERING

Index	Before the Transition Date, the Nasdaq Crypto US Settlement Price Index (NCIUSS). After the Transition Date, the Nasdaq Crypto CME Settlement Price Index (NCIS).

The Trust’s Benchmark

Core Crypto Platforms

As set forth in the Index methodology, a “Core Crypto Platform” is a crypto asset platform that, in the opinion of the NCIOC, exhibits at a minimum the following characteristics: (1) have strong forking controls; (2) have effective anti-money laundering controls; (3) have a reliable and transparent application programming interface (API) that provides real-time and historical trading data; (4) charge fees for trading and structure trading incentives that do not interfere with the forces of supply and demand; (5) be licensed by a public independent governing body; (6) include surveillance for manipulative trading practices and erroneous transactions; (7) evidence a robust IT infrastructure; (8) demonstrate active capacity management; (9) evidence cooperation with regulators and law enforcement; ~~and~~ (10) have a minimum market representation for trading volume; and (11) maintain a comprehensive Information Sharing Agreement with the Chicago Mercantile Exchange (CME).

GLOSSARY

Index:    Prior to the Transition Date, Nasdaq Crypto US Settlement Price Index (NCIUSS), which is designed to track the performance of the crypto assets spot market. After the Transition Date, Nasdaq CME Crypto Settlement Price Index (NCIS), which is designed to track the performance of the crypto assets spot market.

Transition Date: January 20, 2026